SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2003

HIGHWAY HOLDINGS LIMITED

(Translation of Registrant’s Name Into English)

Suite 810, Level 8

Landmark North

39 Lung Sum Avenue

Sheung Shui

            New Territories, Hong Kong

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.) Form 20-F ☒  Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.) Yes ☐  No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

1. Attached to this Report on Form 6-K is a press release issued by the registrant on November 3, 2003.

2. Highway Holdings Limited hereby reports the following sales of its common shares during August 2003 by the following officers and directors:

No. of Shares
Selling Officer/Director	Sold
Roland W. Kohl	4,000
Satoru Saito	14,000
May Tsang Shu Mui	6,000
Benson Lee	10,000
Quan Vinh Can	7,000
Fong Po Shan	20,000

All sales were made at the market prices then in effect.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

HIGHWAY HOLDINGS LIMITED

Date:	November 3, 2003	By	/s/ ROLAND W. KOHL
Roland W. Kohl
Chief Executive Officer

[LOGO]

NEWS RELEASE

CONTACT:	Gary S. Maier Maier & Company, Inc. (310) 442-9852

HIGHWAY HOLDINGS REPORTS STRONG

SECOND FISCAL QUARTER RESULTS

— Net Income Up 91 Percent for Six-Month Period; Sales Up 26.5 Percent —

HONG KONG — November 3, 2003 — Highway Holdings Limited (Nasdaq: HIHO) today reported strong financial results for its second fiscal quarter and six months ended September 30, 2003, supported by strength across all of its business segments.

Net income for the quarter increased two-fold to $201,000, or $0.06 per diluted share, from $100,000, or $0.03 per diluted share, a year earlier – despite a 12.5 percent increase in the diluted weighted average shares outstanding over the second quarter in 2002. Net sales for the second fiscal quarter climbed 22.4 percent to $6.2 million from $5.1 million in the same period a year ago.

Net income for the first half of fiscal 2004 climbed 90.5 percent to $360,000, or $0.11 per diluted share, from $189,000, or $0.07 per diluted share, a year earlier. Net sales for the six months increased 26.5 percent to $12.2 million from $9.6 million in fiscal 2003.

“The company’s solid performance for the second quarter, across all of our business segments, represents our sixth consecutive quarter of sales growth. In addition, we continued to realize the ongoing benefits of both the strategic marketing initiatives and the cost cutting measures that we implemented over the past few years,” said Roland Kohl, chairman and chief executive officer.

Gross profit for the six-month period increased by $372,000, but decreased for the most recent quarter by $43,000 due to narrowing gross margins. Gross profit as a percentage of sales for the second quarter of fiscal 2004 was 18 percent compared with 23 percent a year ago — reflecting increased pricing pressures in certain of the company’s business segments, as well as changing product mix. As a percentage of overall sales, the company’s metal parts business, with historically higher margins than the company’s other two business segments, declined slightly.

Operating income increased 14.2 percent over a year ago, despite the impact of pricing pressures on the company’s clock and camera business and its changing product mix due to a

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Highway Holdings Ltd.

2-2-2

decrease in selling, general and administrative expenses. Selling, general and administrative expenses declined 7 percent over a year earlier, as a result of the company’s previously implemented reorganization and cost cutting efforts.

Kohl noted that sales from the company’s watch division were particularly strong, with net sales for this business segment jumping 78 percent to $603,000 from $339,000 a year ago – increasing 48 percent on a sequential quarter basis and representing 10 percent of total sales. Kohl attributed the division’s growth to the company’s ongoing efforts to leverage its Kienzle Uhren brand, particularly in Germany where the brand has significant name recognition.

He added that clock sales benefited from the company’s focused marketing efforts and the leveraging of the Kienzle brand name, as well as increased business from OEM customers – particularly radio-controlled clocks. Clock sales for the quarter increased 34.1 percent to $668,000 from $498,000 last year, climbing 49.4 percent on a sequential quarter basis and representing approximately 11 percent of total sales.

Camera sales for the current quarter increased 26.1 percent to $1.5 million from $1.2 million in the quarter a year earlier.

Sales of metal stamped parts and components for the quarter increased 13 percent to $3.5 million from $3.1 million a year ago, representing approximately 56 percent of total sales compared with 60.6 percent a year ago.

Kohl noted the strength of the company’s balance street, with working capital at September 30, 2003 of $8.05 million, up from $7.75 million at the close of the prior fiscal year, March 31, 2003. Shareholders’ equity improved to $12.2 million from $11.9 million. The company’s current ratio was 2.7:1 at September 30, 2003, with essentially no long-term debt.

Highway Holdings produces a wide variety of high-quality metal parts and components for blue chip original equipment manufacturers. It also manufactures clocks and clock movements for sale under the company’s own Kienzle Uhren brand name, as well as for unaffiliated clock companies. Additionally, Highway Holdings manufactures finished products, including single-use and 35mm cameras and other products. The company is headquartered in Hong Kong and operates manufacturing facilities both in Shenzhen province of the People’s Republic of China and in Bulgaria.

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements which involve risks and uncertainties, including but not limited to economic, competitive, governmental, political and technological factors affecting the company’s revenues, operations, markets, products and prices, and other factors discussed in the company’s various filings with the Securities and Exchange Commission, including without limitation the Registration Statement on Form F-1, as amended (Registration No. 333-05980), and the company’s annual reports on Form 20-F.

(Financial Tables Follow)

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HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Statement of Income

(Dollars in thousands, except per share data)

(Unaudited)

	Quarter Ended September 30,		Six Months Ended September 30,
	2003	2002	2003	2002
Net sales	$6,234	$5,092	$12,187	$9,636
Cost of sales	5,106	3,921	9,920	7,741

Gross profit	1,128	1,171	2,267	1,895
Selling, general and administrative expenses	919	988	1,979	1,857

Operating income	209	183	288	38
Non-operating items
Interest	(24)	(19)	(41)	(32)
Exchange gain (loss), net	8	(47)	107	194
Interest income	0	0	10	14
Other income	18	9	39	17

Total non-operating income (expenses)	2	(57)	115	193
Net income before income taxes	211	126	403	231
Income taxes	9	26	42	42

Net income before Minority Interest	$202	$100	$361	$189
Minority Interest	(1)	0	(1)	0

Net income	$201	$100	$360	$189

Earnings per share—basic	$0.07	$0.03	$0.12	$0.07

Weighted average number of shares—basic	2,993	2,903	3,034	2,903

Earnings per share—diluted	$0.06	$0.03	$0.11	$0.07

Weighted average number of shares—basic	3,265	2,903	3,266	2,903

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Balance Sheet

(In thousands, except per share data)

	Sept. 30, 2003	March 31 2003
	(Unaudited)
Current assets
Cash and cash equivalents	$3,600	$3,148
Restricted cash	965	1,157
Accounts receivable, net of doubtful accounts	2,987	2,872
Inventories	4,648	4,572
Prepaid expenses and other current assets	624	254

Total current assets	12,824	12,003
Property, plant and equipment, net	3,320	3,657
Investment and advance in affiliate	430	109
Industrial property rights	708	725

Total assets	$17,282	$16,494

Current liabilities:
Short-term borrowings	$1,273	$1,156
Current portion of long-term debt	126	125
Accounts payable	2,547	1,917
Accrual payroll and employee benefits	270	349
Accrued mould charges	152	147
Accrued professional fees	50	89
Other liabilities and accrued expenses	349	467

Total current liabilities	4,767	4,250

Long-term debt	42	105
Deferred income taxes	231	231
Minority interest	2	1
Shareholders’ equity:
Common shares, $0.01 par value
Authorized, 20,000,000 shares; issued, 3,071,623 shares at September 30, 2003; outstanding shares at September 30, 2003: 3,033,823	31	30
Additional paid-in capital	9,032	8,793
Retained earnings	3,333	3,210
Accumulated other comprehensive income	(103)	(73)
Treasury shares, at cost-37,800 shares in 2003	(53)	(53)

Total shareholders’ equity	12,240	11,907
Total liabilities and shareholders’ equity	$17,282	$16,494